PurposeBuilt Brands, Inc.

755 Tri-State Parkway

Gurnee, Illinois 60031

October 7, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	PurposeBuilt Brands, Inc.

Request to Withdraw Registration Statement on Form S-l

File No. 333-252176

CIK No. 0001771815

Ladies and Gentlemen:

PurposeBuilt Brands, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-l (File No. 333-252176), originally filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2021 and subsequently amended on January 20, 2021, together with all amendments and exhibits thereto (collectively, the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please call our legal counsel, Ross M. Leff of Kirkland & Ellis LLP, at (212) 446-4947.

Very truly yours,

/s/ Christopher G. Bauder
Christopher G. Bauder
Chief Executive Officer